Exhibit 99.1

Holdings by the Funds in Securities of the Issuer

Name	Common Stock	Series A Convertible Preferred Stock	Series B Convertible Preferred Stock	Prefunded Warrants
667, L.P.	195,163	200,378	39,250	212,188
Baker Brothers Life Sciences, L.P.	2,032,124	1,769,419	360,750	2,493,602
Total	2,227,287	1,969,797	400,000	2,705,790